Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

(Incorporated in Bermuda with limited liability)

Stock Code : 1114

Brilliance Auto

华晨汽车

Annual Report 2005

**for identification purposes only*

Chairman’s Statement
Dear Shareholders:
Conditions in the automobile industry in China were difficult in 2005. The Group’s results were materially adversely affected by general production overcapacity and intensified price competition in the industry. The difficult market conditions were exacerbated by rising global fuel prices, which led to an increase in petrol prices in China. All these factors attributed to a decrease in sales volume and average selling prices of the Zhonghua sedans and minibuses in 2005. As a result, the Group’s sales for 2005 were approximately RMB5.5 billion, representing a decrease of about 16.4% from 2004. Furthermore, the low sales volume and operating losses of our Zhonghua sedan and one of our engine joint ventures resulted in provisions for impairment losses on intangible assets and goodwill, respectively in 2005.
Nonetheless, China’s economy continues its robust growth. The recovery of the automobile industry in China appears to have gained momentum in the first quarter of 2006. Meanwhile, we have taken internal measures to improve our operating efficiency and competitiveness by broadening our product range in both minibuses and sedans. Our long awaited product, Junjie, a new home-grown branded sedan targeting the middle-income level families in China, has been successfully launched to the market in March 2006. The design and technology of Junjie was well received by customers in China. With the improved macro-economic outlook and introduction of our Junjie, we are confident that the sales performance of our sedan businesses will improve in 2006.
For minibuses, we will continue to increase our product range so as to maintain our leading position in the domestic China market. The growth of our high end premium minibus, named Granse, has been encouraging. We will also leverage on our wide variety of minibus products to explore new market opportunities in the inner cities and rural areas of China and overseas markets as well.
As for the BMW joint venture, we will continue to strengthen the business cooperation with our joint venture partner and improve our market share in the high end premium sedan segment in China. Our joint venture is committed to improve operational efficiency and profitability by increasing the domestic components ratio and launching new products in China.

Our overall performance in 2005 was less than satisfactory. We have therefore taken proactive measures to improve our businesses in 2006. Sales for the first quarter of 2006 are encouraging. The Group sold 4,574 Zhonghua sedans in the first quarter of 2006, representing a 68% increase over the same period last year. For minibuses, although the Group sold 15,473 minibuses in the first quarter of 2006, about the same as during the corresponding period in 2005, the product mix has shifted slightly to higher margin products like Granse. Looking forward, the competition in the Chinese automotive industry will remain difficult. With our focused strategies and continuous support from the government and our strategic partners, we are confident that we will continue to benefit from the long-term growth momentum of the automobile industry in China.
Finally, I would like to take this opportunity to express my sincere appreciation to our shareholders and staff for their continued dedication and commitment to the Group.
Wu Xiao An
Chairman
April 21, 2006

Financial Highlights
The following table presents selected consolidated financial information of the Company as of and for the years ended December 31, 2005, 2004 and 2003 which were prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”). The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective financial statements and the accompanying notes thereto.
Selected Consolidated Financial Information of the Company under US GAAP

	Year ended	Year ended	Year ended
	and as of	and as of	and as of
	December 31, 2005	December 31, 2004	December 31, 2003
(Amounts in thousands except for ADS data)	RMB	RMB	RMB
Income Statement Data:
Sales	5,468,990	6,541,998	10,109,557
Cost of sales	5,011,955	5,491,250	7,727,125
Selling, general and administrative expenses	1,195,336	1,510,442	1,410,067
Net (loss) income	(671,289)	1,214	780,842
Basic (loss) earnings per ADS	RMB(18.30)	RMB0.03	RMB21.30
Diluted (loss) earnings per ADS	RMB(18.30)	RMB0.03	RMB21.16
Weighted average number of ADSs used in calculating basic (loss) earnings per ADS	36,683,909	36,683,909	36,665,400
Weighted average number of ADSs used in calculating diluted (loss) earnings per ADS	36,683,909	36,837,960	37,023,983

Balance Sheet Data:
Total assets	14,692,305	17,776,426	18,288,236
Current assets	7,110,166	9,428,272	10,286,486
Current liabilities	8,059,834	8,187,658	8,031,017
Equity	6,139,688	6,857,654	6,886,307

Cash Flow Statement Data:
Payment for capital expenditure	558,028	999,058	955,887
Depreciation and amortization	616,559	602,968	677,810
Net cash provided by (used in) operating activities	896,283	(719,257)	753,368
Net cash provided by (used in) investing activities	325,559	(722,401)	(2,491,315)
Net cash provided by (used in) financing activities	(1,622,941)	853,859	2,281,095
Notes:

1.	The calculation of basic and diluted earnings per ADS is based on the weighted average number of ADSs outstanding during the periods presented. The weighted average number of ADSs outstanding is calculated based on the assumption that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

2.	Please refer to Note 3(s) to the consolidated financial statements for the calculation of diluted (loss) earnings per share/ADS.

3.	Translation of amounts from RMB to US$ for the convenience of readers has been made at the rate of US$1=RMB8.18 in 2005 while the exchange rate used for 2004 and 2003 was at US$1=RMB8.28.

Management’s Discussion and Analysis
The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this Annual Report.
OVERVIEW AND CORPORATE HISTORY
The Company is a holding company. The principal activities of its subsidiaries are set out in note 1 to the financial statements. The operating businesses of the Group are divided primarily into the manufacture and sale of (1) minibuses and automotive components and (2) sedans.
Prior to May 1998, the Company’s sole operating asset was its interests in Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”). As a result, the Company’s historical results of operations had been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. With a view to maintain quality, ensure a stable supply of certain key components and develop new businesses and products, the Company acquired interests in various suppliers of components and established joint ventures in the People’s Republic of China (the “PRC”) since May 1998. With additional investments and joint ventures, the Company’s income base has been broadened and its future financial performance will differ from that of Shenyang Automotive.
In May 1998, the Company acquired indirect interests in two components suppliers: a 51% equity interests in Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), a wholly foreign-owned PRC enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interests in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd. and Mianyang Brilliance Ruian Automotive Components Co., Ltd., respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In 2001, in order to maintain their preferential tax treatment from the PRC government, all three companies began manufacturing automotive components as well.
In December 2000, the Company acquired a 50% equity interests in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired a 100% equity interests in Shenyang Brilliance Dongxing Automotive Component Co., Ltd., a foreign-invested manufacturer of automotive components in the PRC.
In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in the PRC. The Zhonghua sedans were launched in the market in August 2002.
On March 27, 2003, the Company, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW-designed and branded sedans in the PRC. The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively. At that time, the Company’s effective interests in SJAI and the joint venture with BMW were 81% and 40.5%, respectively. On April 28, 2003, the Company increased its effective interests in SJAI from 81% to 89.1% and thereby increased its effective interests in the joint venture with BMW from 40.5% to 44.55%. On December 16, 2003, the Company further increased its effective interests in SJAI from 89.1% to 98.0% and thereby increased its effective interests in the joint venture with BMW from 44.55% to 49.0%.
On December 29, 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interests in Shenyang JinBei Automotive Co., Ltd., the joint venture partner of Shenyang Automotive and a supplier of automotive components for the Group’s minibuses and sedans. Upon obtaining the approvals from the relevant government authorities and completion of the proposed acquisition, the Company’s effective interests in Shenyang Automotive will increase from 51.0% to approximately 70.7%.
On October 19, 2004, the Company, through its direct subsidiary, Beston Asia Investment Limited, entered into an agreement with Ms. Chen Qiuling for the acquisition of her 49% interests in Ningbo Yuming. Approvals of the acquisition were obtained from the relevant PRC government authorities on November 25, 2004 and Ningbo Yuming became a wholly owned subsidiary of the Company.
SALES
The Group derives its revenues from the sale of minibuses, sedans and automotive components in the PRC. Consolidated net sales of the Group for the years ended December 31, 2005, 2004 and 2003 were RMB5,469.0 million, RMB6,542.0 million and RMB10,109.6 million, respectively. The decrease in overall sales from 2004 to 2005 was primarily due to the decrease in sales volume of minibuses and Zhonghua sedans and the decrease in average unit selling prices due to the intensified price competition in the PRC automobile industry during 2005. The decrease in overall sales from 2003 to 2004 was mainly due to the decrease in sales volume of minibuses and, especially, the Zhonghua sedans and the decrease in average unit selling prices due to the changes in product mix, resulting from the significant slowdown in growth in the domestic demand for automobiles in the PRC and intensified price competition in 2004.
The mid-priced minibus has proven to be the Group’s most popular and competitive product. Sales of deluxe minibuses, mid-priced minibuses, Zhonghua sedans and components represented 18.0%, 54.0%, 16.0% and 12.0%, respectively, of the Group’s total sales revenue in 2005. The Company expects that the minibuses together with the sedans will continue to represent a significant proportion of its total revenue.
RESULTS OF OPERATIONS
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Consolidated net sales of the Group for the year ended December 31, 2005 were RMB5,469.0 million, representing a 16.4% decrease from RMB6,542.0 million in 2004. The decrease in sales was primarily due to a decrease in average unit selling prices and sales volume of Shenyang Automotive’s minibuses and Zhonghua sedans in 2005.
Shenyang Automotive sold approximately 60,000 minibuses in 2005, representing a 2.6% decrease from approximately 61,630 minibuses sold in 2004. Of these vehicles sold, about 50,060 were mid-priced minibuses, representing a 9.0% decrease from approximately 55,000 units sold in 2004. Unit sales of deluxe minibuses, however, increased by 50.0% from approximately 6,630 units in 2004 to approximately 9,940 units in 2005. Shenyang Automotive sold approximately 9,000 Zhonghua sedans in 2005, representing an 18.0% decrease from approximately 10,980 sedans sold in 2004.
Cost of sales decreased by 8.7% from RMB5,491.3 million in 2004 to RMB5,012.0 million in 2005. The decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans. Furthermore, the unit production costs of minibuses have decreased as a result of the reduction of materials and component costs in 2005. The overall gross profit margin of the Group decreased from 16.1% in 2004 to 8.4% in 2005. The decrease in gross profit margin resulted mainly from the decrease in gross margin of both Zhonghua sedans and mid-priced minibuses due to the lower sales volume and decrease in average unit selling prices.
Selling, general and administrative expenses decreased 20.9% from RMB1,510.4 million, representing 23.1% of sales in 2004, to RMB1,195.3 million, representing 21.9% of sales in 2005. The decrease was primarily due to the reduction in advertising, promotion and marketing expenses resulting from the decrease in sales volume of Zhonghua sedans and minibuses in 2005 and the reduction in research and development costs as compared to 2004.
Interest expense net of interest income amounted to RMB122.2 million in 2005, compared to RMB123.7 million in 2004.
Net equity in earnings of associated companies and jointly controlled entities decreased 61.2% from RMB126.3 million in 2004 to RMB49.0 million in 2005. The decrease was mainly due to the decrease in profit contributed by jointly controlled entities and associated companies and the losses of a jointly controlled engine company in 2005. However, the decrease was partly offset by the increase in contribution of profit from BMW Brilliance Automotive Ltd. in 2005. Net profits contributed by BMW Brilliance Automotive Ltd., the Group’s 49% indirectly owned jointly controlled entity, increased 45.0% from RMB21.8 million in 2004 to RMB31.6 million in 2005. The BMW joint venture achieved sales of 17,501 BMW sedans in 2005, an increase of 101.0% as compared to 8,708 BMW sedans in 2004.
Subsidy income increased from RMB1.8 million in 2004 to RMB3.1 million in 2005. The increase was mainly due to recognition of a government grant to a subsidiary in 2005.
Other income net of expenses increased from RMB25.7 million in 2004 to RMB43.7 million in 2005. The increase was primarily due to service income received from a jointly controlled entity in 2005.
Impairment loss on intangible assets increased from RMB50.0 million in 2004 to RMB173.0 million in 2005. The impairment loss was related to the design and development costs of Zhonghua sedans. The increase was mainly related to the lower sales volume and decrease in average unit selling prices of Zhonghua sedans in 2005.
Impairment loss on goodwill increased from RMB47.3 million in 2004 to RMB257.7 million in 2005. The increase was mainly due to impairment loss in relation to one of the jointly controlled entities and a subsidiary.
Loss before taxation and minority interests increased 126.9% from RMB526.9 million in 2004 to RMB1,195.4 million in 2005. The Group recorded a tax expense in the amount of RMB101.9 million in 2005 as compared to a net tax credit of RMB63.1 million in 2004, resulting mainly from the additional valuation allowance of deferred tax assets in 2005.
As a result, the Group recorded a net loss of RMB671.3 million in 2005 as compared with net income of RMB1.2 million in 2004. Basic loss per ADS amounted to RMB18.3 (US$2.2) in 2005 as compared to the basic earnings per ADS of RMB0.03 (US$0.004) in 2004.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Consolidated net sales of the Group for the year ended December 31, 2004 were RMB6,542.0 million, representing a 35.3% decrease from RMB10,109.6 million in 2003. The decrease in sales was primarily due to the decrease in the unit sales of Shenyang Automotive’s minibuses and, especially, the Zhonghua sedans and the decrease in average unit selling prices due to the changes in product mix.
Shenyang Automotive sold a total of 61,618 minibuses in 2004, representing a 17.4% decrease from 74,618 minibuses sold in 2003. Of these vehicles sold, 54,992 were mid-priced minibuses, representing a 16.2% decrease from 65,614 mid-priced minibuses sold in 2003. Unit sales of the deluxe minibuses decreased 26.4% from 9,004 units in 2003 to 6,626 units in 2004. Shenyang Automotive also sold 10,982 Zhonghua sedans in 2004, compared to 25,600 sedans sold in 2003. BMW Brilliance Automotive Ltd. (“BMW Brilliance”), the Group’s 49% indirectly owned jointly controlled entity, also sold 8,708 BMW sedans in 2004.
Cost of sales decreased 28.9% from RMB7,727.1 million in 2003 to RMB5,491.3 million in 2004. The decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans in 2004. Cost of sales as a percentage of sales was 83.9% in 2004, compared to 76.4% in 2003. The overall gross profit margin of the Group decreased from

23.6% in 2003 to 16.1% in 2004, as a result of lower gross profit margin in respect of minibuses and Zhonghua sedans. The decrease in gross margin of the minibuses was mainly due to the decrease in sales volume and the decrease in average selling prices resulting from the changes in product mix. The decrease in gross margin of the Zhonghua sedans and the loss-making position of this product segment was mainly due to the significant decrease in sales volume of these sedans compared to 2003 that prevented the Group from benefiting from economies of scale in production and caused the per unit costs of Zhonghua sedans to rise above the break even level.
Selling, general and administrative expenses increased 7.1% from RMB1,410.1 million, representing 13.9% of sales in 2003, to RMB1,510.4 million, representing 23.1% of sales in 2004. The decrease in selling expenses which was primarily due to the decrease in warranty costs and sales volume of the Zhonghua sedans and the decrease in marketing staff costs in 2004, was offset by the increase in general and administrative expenses resulting from the increase in research and development expenses incurred with respect to the “Granse” minibus (known as the “Grace” minibus before February 2004) and the Zhonghua sedans, the increase in provision for inventories and provision for and write-off of bad and doubtful debts in 2004.
Interest expense net of interest income increased by 8.1% from RMB114.4 million in 2003 to RMB123.7 million in 2004 due to the increase in interest expense from notes payable and convertible bonds issued in November 2003.
Net equity in earnings of associated companies and jointly controlled entities increased 15.3% from RMB109.5 million in 2003 to RMB126.3 million in 2004. The increase was mainly due to the contribution of profit from BMW Brilliance in 2004.
Subsidy income decreased 96.3% from RMB48.5 million in 2003 to RMB1.8 million in 2004. The decrease was mainly due to the one-time tax refund of RMB48.5 million in 2003 in relation to the Company’s reinvestment of the dividends from certain subsidiaries as additional capital contribution.
Other income net of expenses decreased from RMB78.3 million in 2003 to RMB25.7 million in 2004. The decrease was primarily due to the decrease in income from the sale of scrap metals in 2004 and the one-off impairment of the property, plant and equipment in one of the Group’s subsidiaries in 2004.
In 2004, the Group has also recognized a one-time provision for impairment of intangible assets of RMB50 million in respect of the design and development costs of the Zhonghua sedans and impairment loss on goodwill of RMB47.3 million in relation to one of the Group’s jointly controlled entities.
The Group recorded a loss before taxation and minority interests of RMB526.9 million in 2004 as compared to income before taxation and minority interests of RMB1,094.2 million in 2003. The Group recorded net tax credit of RMB63.1 million in 2004 as compared to tax expenses of RMB144.1 million in 2003, resulting from the decrease in the taxable income of the Group and the effect of deferred taxation in 2004.
As a result, net income decreased 99.8% to RMB1.2 million in 2004 from RMB780.8 million in 2003. Basic earnings per ADS were RMB0.03 (US$0.0036) in 2004, representing a 99.9% decrease from RMB21.3 (US$2.57) in 2003. Diluted earnings per ADS were RMB0.03 (US$0.0036) in 2004, representing a 99.9% decrease from RMB21.16 (US$2.56) in 2003.

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
As of December 31, 2005, the Company had RMB1,897.2 million in cash, cash equivalents and short-term bank deposits and RMB1,932.6 million in pledged short-term bank deposits, a decrease of RMB1,200.4 million from its position as of December 31, 2004. This decrease was mainly due to the increase in cash used in financing activities in 2005.
Inventory levels decreased from RMB1,577.0 million as of December 31, 2004 to RMB1,046.8 million as of December 31, 2005. This mainly resulted from the decrease in finished products and raw materials resulting from the efforts made to increase the sales of assembled automobiles and to minimize the inventory of raw materials and components while maintaining planned production levels with improved skills and technology. Accounts receivable, notes receivable, notes receivable from affiliated companies and amounts due from affiliated companies decreased to RMB1,681.6 million in 2005 from RMB2,087.1 million in 2004. The decline was mainly due to the decrease in notes receivable from affiliated companies and the decrease in notes receivable from customers resulting from the decrease in sales of minibuses and sedans in 2005.
Debt Changes
In 2005, the Group continued to maintain credit facilities with banks to finance its working capital needs. As of December 31, 2005, direct bank borrowings and bank notes payable decreased by 47.1% to RMB3,523.5 million, a decrease of RMB2,203.7 million from RMB5,727.2 million as of December 31, 2004. The bank loans and bank notes payable were either secured by pledged short-term bank deposits or notes receivables, or unsecured, with maturity periods of less than one year. The Group believes that it will continue to have access to sufficient bank facilities to meet its working capital requirements.
Capital Expenditures
The Group’s capital expenditures were RMB585.6 million in 2005, a decrease of RMB335.3 million from the 2004 figure. Major items of expenditure included the moulds, equipment and machinery for the production of new versions of sedans in 2005.
Foreign Currency Requirements
The Group together with its associated companies and jointly controlled entities expect to require an aggregate of approximately Japanese Yen 6,000.0 million, US$10.0 million and Euro 320.0 million to purchase imported equipment and components from Toyota of Japan, BMW of Germany and other overseas suppliers for its minibuses and sedans in 2006. This estimate is based upon the Group’s 2006 production plans and the level of domestic content expected for its minibuses and sedans in 2006. The Company believes that it will be able to obtain adequate amounts of foreign currency to meet its planned requirements for 2006. In 2005, the Group received approximately RMB80.0 million from its sale of products to the Middle East, Russia and Europe. Under PRC Law, the Group is able to obtain necessary foreign exchange in exchange for Renminbi upon approval from the State Administration of Foreign Exchange.

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Brilliance China Automotive Holdings Limited
We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2005 and 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.
Moores Rowland Mazars
 Chartered Accountants
Certified Public Accountants
Hong Kong,
April 21, 2006

Report of Independent Registered Public Accounting Firm
The following report is a copy of a report previously issued by PricewaterhouseCoopers
To the Shareholders of
Brilliance China Automotive Holdings Limited
We have audited the accompanying consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Brilliance China Automotive Holdings Limited and its subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, April 22, 2004

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2005, 2004 and 2003

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Sales to third parties	3,859,151	4,402,141	7,797,054
Sales to affiliated companies	1,609,839	2,139,857	2,312,503
Total sales	5,468,990	6,541,998	10,109,557
Cost of sales (include purchase of goods and subcontracting charges from affiliated companies) (2005: RMB1,174,732,000, 2004: RMB2,185,428,000, 2003: RMB2,934,331,000)	(5,011,955)	(5,491,250)	(7,727,125)
Gross profit	457,035	1,050,748	2,382,432
Selling, general and administrative expenses	(1,195,336)	(1,510,442)	(1,410,067)
Interest expense	(182,354)	(182,458)	(167,111)
Interest income	60,189	58,800	52,672
Equity in earnings of associated companies and jointly controlled entities, net	48,995	126,261	109,471
Subsidy income	3,139	1,815	48,497
Other income, net	43,650	25,709	78,293
Impairment loss on intangible assets	(173,000)	(50,000)	—
Impairment loss on goodwill	(257,720)	(47,320)	—
(Loss) income before taxation and minority interests	(1,195,402)	(526,887)	1,094,187
(Provision) benefit for income taxes	(101,884)	63,110	(144,140)
Minority interests	625,997	464,991	(169,205)
Net (loss) income	(671,289)	1,214	780,842
Other comprehensive (loss) income
Fair value adjustment for securities available-for-sales	(27,227)	28,468	—
Comprehensive (loss) income	(698,516)	29,682	780,842
Basic (loss) earnings per share	RMB(0.1830)	RMB0.0003	RMB0.2130
Basic (loss) earnings per ADS	RMB(18.30)	RMB0.03	RMB21.30
Diluted (loss) earnings per share	RMB(0.1830)	RMB 0.0003	RMB0.2116
Diluted (loss) earnings per ADS	RMB(18.30)	RMB 0.03	RMB21.16
Weighted average number of shares outstanding	3,668,390,900	3,668,390,900	3,666,539,983
Weighted average number of ADSs outstanding	36,683,909	36,683,909	36,665,400
Net income adjusted for the dilutive effect of convertible bonds	(671,289)	1,214	783,515
Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,668,390,900	3,683,795,968	3,702,398,310
Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	36,683,909	36,837,960	37,023,983
The accompanying notes are an integral part of these consolidated statements of income and comprehensive income.

Consolidated Balance Sheets
As of December 31, 2005 and 2004

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Assets
Current assets
Cash and cash equivalents	843,400	1,244,499
Short-term bank deposits	1,053,832	1,008,602
Pledged short-term bank deposits	1,932,649	2,777,191
Deferred expenses — current portion	8,920	8,920
Notes receivable	377,505	620,899
Notes receivable from affiliated companies	338,970	645,143
Accounts receivable, net	124,958	55,632
Due from affiliated companies	840,215	765,411
Inventories, net	1,046,818	1,577,048
Other receivables	432,019	474,617
Prepayments and other current assets	57,707	127,080
Income tax recoverable	12,476	44,285
Other taxes recoverable	1,766	41,468
Advances to affiliated companies	38,931	37,477
Total current assets	7,110,166	9,428,272

Property, plant and equipment	4,362,762	4,295,576
Intangible assets	584,811	952,440
Interests in associated companies and jointly controlled entities	1,520,696	1,792,590
Investment securities	22,684	49,911
Goodwill	339,710	418,400
Prepayment for a long-term investment	600,000	600,000
Deferred tax assets	—	114,005
Deferred expenses — non-current portion	16,353	25,273
Long-term land lease prepayments	124,157	76,126
Other long-term assets	10,966	23,833
Total assets	14,692,305	17,776,426

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Liabilities and shareholders’ equity
Current liabilities
Convertible bonds	1,639,550	—
Short-term bank loans	496,500	—
Notes payable	3,026,952	5,727,216
Notes payable to affiliated companies	74,092	121,162
Accounts payable	928,892	732,978
Due to affiliated companies	633,807	522,722
Customer advances	318,978	265,489
Other payables	434,651	363,584
Dividends payable	3,406	3,478
Accrued expenses and other current liabilities	265,908	274,183
Income tax payable	14,309	43,974
Other taxes payable	117,695	42,391
Advances from affiliated companies	105,094	90,481
Total current liabilities	8,059,834	8,187,658

Convertible bonds	—	1,667,888
Deferred income	79,602	—
Commitments and contingencies (Note 21)	—	—
Total liabilities	8,139,436	9,855,546

Minority interests	413,181	1,063,226

Shareholders’ equity
Capital stock
Common stock (5,000,000,000 shares of US$0.01 each authorized and 3,668,390,900 shares of US$0.01 each issued and outstanding as of December 31, 2005 and 2004)	303,388	303,388
Additional paid-in capital	2,325,690	2,325,690
Accumulated other comprehensive income	40,420	67,647
Dedicated capital	167,631	158,352
Capital reserve	120,000	120,000
Retained earnings	3,182,559	3,882,577
Total shareholders’ equity	6,139,688	6,857,654

Total liabilities and shareholders’ equity	14,692,305	17,776,426
The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net (loss) income	(671,289)	1,214	780,842
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Deferred income tax	114,005	(74,450)	(1,514)
Depreciation of property, plant and equipment	399,744	365,638	447,094
Amortization of long-term land lease prepayments	3,886	2,369	2,153
Amortization of intangible assets	204,009	226,041	227,077
Amortization of deferred expenses	8,920	8,920	1,486
Minority interests in net (loss) income of consolidated subsidiaries	(625,998)	(464,991)	169,205
Provision for doubtful debts and write off of bad debts	55,703	55,292	4,825
Write back of provision for doubtful debts	(7,459)	(1,000)	(5,679)
Provision for impairment of intangible assets	173,000	50,000	—
Provision for impairment of property, plant and equipment	48,299	10,000	6,027
Provision for impairment of investment in a jointly controlled entity	179,030	47,320	—
Provision for impairment of goodwill in a subsidiary	78,690	—	—
Write back of provision for inventories sold	(39,638)	(15,522)	—
(Gain) loss on disposal of property, plant and equipment	(341)	12,519	(14,004)
Gain on disposal of a jointly controlled entity	(2,098)	—	—
Amortization of deferred compensation expenses	—	—	173,213
Government grant recognized	(941)	—	—
Unrealized exchange gain	(40,829)	—	—
Equity in earnings of associated companies and jointly controlled entities, net	(48,995)	(126,261)	(109,471)
Accreted redemption premium on convertible bonds	12,419	12,401	—

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
(Increase) decrease in operating assets:
Accounts receivable	(69,974)	32,858	(73,888)
Notes receivable	243,394	206,553	(357,708)
Notes receivable from affiliated companies	306,173	(117,968)	(314,190)
Due from affiliated companies	(79,804)	(10,157)	268,881
Inventories	569,524	(328,154)	(460,040)
Other receivables	7,278	50,625	(40,307)
Prepayments and other current assets	69,374	191,443	118,612
Decrease (increase) in non-current assets	12,866	(6,843)	(13,786)
Increase (decrease) in operating liabilities:
Notes and accounts payable	(333,250)	(391,075)	48,461
Due to affiliated companies	171,871	(162,132)	(29,516)
Notes payable to affiliated companies	(47,070)	—	35,431
Customer advances	53,486	48,656	(85,206)
Other payables	43,423	(121,962)	81,715
Accrued expenses and other current liabilities	(8,277)	85,409	(69,474)
Import tariff and taxes payable	117,152	(306,000)	(36,871)
Net cash provided by (used in) operating activities	896,283	(719,257)	753,368
Cash flows from investing activities:
Capital expenditures	(558,028)	(999,058)	(955,887)
Proceeds from disposal of property, plant and equipment	9,487	18,204	118,301
(Increase) decrease in short-term bank deposits	(45,230)	661,994	(897,207)
(Increase) decrease in pledged short-term bank deposits	844,542	(512,607)	(914,584)
(Increase) decrease in advances to affiliated companies	(8,729)	204,030	1,061,214
Increase in long term investment	—	(4,138)	—
Increase in other long-term assets	—	(6,523)	(874)
Decrease in other receivables arising from short-term investments	—	—	500,000
Decrease (increase) in interests in associated companies and jointly controlled entities	11,517	(12,250)	(702,278)
Dividend received from associated companies and jointly controlled entities	72,000	15,103	—
Payment for acquisition of further interest in a subsidiary	—	(10,000)	—
Prepayment for a long-term investment	—	—	(600,000)
Increase in other receivables	—	—	(300,000)
Proceeds received from disposal of investment in an associated company	—	20,000	200,000
Advances to a joint venture partner of a non-wholly owned subsidiary	—	(97,156)	—
Net cash provided by (used in) investing activities	325,559	(722,401)	(2,491,315)

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities:
Proceeds from short-term bank loans	501,202	900,000	—
Repayment of short-term bank loans	(4,702)	(900,000)	(150,000)
Issuance of bank notes payable	7,934,900	12,405,435	8,674,563
Repayment of bank notes payable	(10,106,000)	(11,376,454)	(7,828,000)
Decrease in advances from affiliated companies	(9,434)	(2,161)	(144,383)
Financing received from a jointly controlled entity	—	—	74,605
Proceeds from issuance of common stock	—	—	4,701
Dividends paid	(19,450)	(88,974)	(43,634)
Dividends paid to joint venture partners	—	(83,987)	(113,284)
Proceeds from issuance of convertible bonds	—	—	1,654,300
Payment of direct expenses incurred in connection with the issuance of convertible bonds	—	—	(44,599)
Capital contributions from joint venture partners	—	—	196,826
Receipts of government grants	80,543	—	—
Net cash (used in) provided by financing activities	(1,622,941)	853,859	2,281,095

Net (decrease) increase in cash and cash equivalents	(401,099)	(587,799)	543,148
Cash and cash equivalents, beginning of year	1,244,499	1,832,298	1,289,150
Cash and cash equivalents, end of year	843,400	1,244,499	1,832,298
The accompanying notes are an integral part of these consolidated statements of cash flows.

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2005, 2004 and 2003

	Common stock
							Accumulated
			Additional	Deferred			other
	Number of shares		paid-in	stock	Dedicated	Capital	comprehensive	Retained
	issued	Amount	capital	compensation	capital	reserve	income	earnings	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2002	3,666,052,900	303,194	2,321,183	(173,213)	132,179	—	39,179	3,382,780	6,005,302
Issuance of shares	2,338,000	194	4,507	—	—	—	—	—	4,701
Amortization of deferred compensation expenses	—	—	—	173,213	—	—	—	—	173,213
Net income	—	—	—	—	—	—	—	780,842	780,842
Transfer to dedicated capital	—	—	—	—	99,989	—	—	(99,989)	—
Capitalization of dedicated capital	—	—	—	—	(120,000)	120,000	—	—	—
Dividends declared	—	—	—	—	—	—	—	(77,751)	(77,751)
Balance as of December 31, 2003	3,668,390,900	303,388	2,325,690	—	112,168	120,000	39,179	3,985,882	6,886,307
Net income	—	—	—	—	—	—	—	1,214	1,214
Transfer to dedicated capital	—	—	—	—	46,184	—	—	(46,184)	—
Net realized gain on marketable equity securities	—	—	—	—	—	—	28,468	—	28,468
Dividends declared	—	—	—	—	—	—	—	(58,335)	(58,335)
Balance as of December 31, 2004	3,668,390,900	303,388	2,325,690	—	158,352	120,000	67,647	3,882,577	6,857,654
Net loss	—	—	—	—	—	—	—	(671,289)	(671,289)
Transfer to dedicated capital	—	—	—	—	9,279	—	—	(9,279)	—
Net unrealized loss on marketable equity securities	—	—	—	—	—	—	(27,227)	—	(27,227)
Dividends declared	—	—	—	—	—	—	—	(19,450)	(19,450)
Balance as of December 31, 2005	3,668,390,900	303,388	2,325,690	—	167,631	120,000	40,420	3,182,559	6,139,688
The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

Notes to Consolidated Financial Statements

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND OPERATING ENVIRONMENT
Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on June 9, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (“SEHK”), respectively. The Company is an investment holding company. The principal activities of the Company’s subsidiaries are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).
Details of the Company’s principal subsidiaries as of December 31, 2005 are as follows:

		Percentage of
		equity interest/voting
		right attributable to
	Place of establishment/	the Company
Name	incorporation	Directly	Indirectly	Principal activities
Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”)	Shenyang, the PRC	51%	—	Manufacture, assembly and sale of minibuses and sedans
Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	Ningbo, the PRC	—	100%	Manufacture and sale of automotive components
Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”)	Shenyang, the PRC	100%	—	Manufacture and trading of automotive components
Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”)	Ningbo, the PRC	100%	—	Manufacture and trading of automotive components
Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”)	Mianyang, the PRC	100%	—	Manufacture and trading of automotive components
Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”)	Shenyang, the PRC	—	100%	Manufacture and trading of automotive components and remodeling minibuses and sedans
Brilliance China Automotive Finance Ltd.	British Virgin Islands	100%	—	Financing
Shenyang ChenFa Automobile Component Co., Ltd.	Shenyang, the PRC	100%	—	Development, manufacture and sale of engines components
Shenyang Xinjinbei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	—	99%	Investment holding
Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	—	98.01%	Investment holding
Details of the Group’s interests in associated companies and jointly controlled entities are included in Note 13.
For the years ended December 31, 2005, 2004 and 2003, approximately 27%, 29% and 20% of the consolidated revenue was generated from sales of goods to Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”), an affiliated company.

2.	BASIS OF PRESENTATION
The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. This basis of accounting differs from that used in the statutory financial statements of the Company’s subsidiaries, which were prepared in accordance with the relevant accounting principles and financial reporting regulations applicable to foreign investment enterprises as established by the Ministry of Finance in the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.
The principal adjustments made to conform the statutory financial statements to U.S. GAAP included the following:
•	Reclassification of certain items, designated as “construction-in-progress” in the statutory financial statements, as property, plant and equipment;

•	Reclassification of certain items, designated as “long-term land lease prepayments” from property, plant and equipment in the statutory financial statements;

•	Reclassification of certain items, designated as “reserves appropriated from net income” in the statutory financial statements, as charges to income;

•	Recognition of deferred income taxes;

•	Recognition of provision for impairment loss of long-lived assets;

•	Amortization and recognition of provision for impairment loss of intangible assets;

•	Recognition of research and development expenditures; and

•	Recognition of stock-based compensation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation
The consolidated financial statements of the Group include the financial statements of the Company and the enterprises that it controls. This control is normally evidenced when the Group has the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the period are consolidated from or to their effective dates of acquisition or disposal. The equity and net income attributable to minority shareholders’ interests are shown separately in the Group’s balance sheet and income statement respectively.
In 2004, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN 46R addresses the consolidation of an entity whose equity holders either (a) have not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46R requires the consolidation of such an entity, known as a variable interest entity (“VIE”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is obligated to absorb a majority of the risk of loss from the VIE’s activities entitled to receive a majority of the VIE’s residual returns, or both. FIN 46R excludes from its scope businesses (as defined by FIN 46R) unless certain conditions exist.
In connection with adopting FIN 46R, the Group has identified a supplier to which the Group had provided a guarantee of approximately RMB300 million, which expired in the first quarter of 2005. The annual purchase from the supplier was approximately RMB92 million in 2005. The

Group made and continues to make exhaustive but so far unsuccessful efforts to obtain information necessary to apply the FIN 46R’s provision as the Group does not have the contractual or legal right to obtain such information. The Group’s maximum exposure to loss as a result of its involvement with this supplier is approximately RMB300 million, representing the guarantee to the supplier in the event of its liquidation. Except the above, the adoption of FIN 46R did not have a material impact on the Group’s financial position or results of operations.
Intragroup balances and transactions, including sales to companies within the Group and resulting unrealized profits, are eliminated in full. Unrealized losses resulting from intragroup transactions are eliminated unless the cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(b)	Sales
Sales represent the invoiced value of goods, net of consumption tax, discounts and returns, and are recognized when goods are delivered to the customers and the significant risks and rewards of ownership of the goods have been transferred to customers. Provisions for sales allowances and rebates are made at the time of sales of goods and are recognized as a reduction of sales. Costs related to shipping and handling are included in selling, general and administrative expenses for all periods presented.

(c)	Cash, cash equivalents and short-term bank deposits
Cash represents cash on hand and deposits with financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.
Bank deposits with original maturity between three and twelve months are classified as short-term deposits.

(d)	Inventories
Inventories are carried at the lower of cost or market. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated on the moving-average basis, except for costs of work-in-progress and finished goods of sedans and minibuses, which are calculated by the specific identification basis. The Group provides allowance for excess, slow moving and obsolete inventory by specific identification and reduces the carrying value of its inventory to the lower of cost or market.
When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

(e)	Property, plant and equipment and long-term land lease prepayments
Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the assets.
Depreciation is calculated on a straight-line basis, at annual rates estimated to write off the cost less estimated residual value of 10% of each asset over its expected useful life. The annual rates are as follows:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The costs of special tools and moulds included in machinery and equipment are amortized over their estimated productive volume.
When property, plant and equipment are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.
Construction-in-progress consists of factories and office buildings under construction and machinery pending installation and includes the costs of construction, machinery and equipment, and any interest charges arising from borrowings used to finance these assets during the period of construction or installation. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use.
Long-term land lease prepayments is amortized on a straight-line basis over the term of lease.

(f)	Intangible assets
Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets of 7 years.

(g)	Impairment of long-lived assets
Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(h)	Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets resulting from the Company’s acquisitions of interests in its subsidiaries.
Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which was effective for the Group for year 2002, prohibits the amortization of goodwill and purchased intangible assets with indefinite useful lives. The Group reviews goodwill for impairment annually at the year end and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142.
The Group performs a two-step impairment test. In the first step, the Group compares the fair value of each reporting unit to its carrying value. The Group determines the fair value of its reporting units based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, the Group records an impairment loss equal to the difference.

(i)	Investments in associated companies and jointly controlled entities
An associated company is a company in which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in the investees’ financial and operating policy decisions. A jointly controlled entity is a company in which the Group has joint control with the other joint venture partners. Investments in associated companies and jointly controlled entities are accounted for using the equity method (“equity method investment”). Goodwill arising on the acquisition of interests in associated companies and jointly controlled entities (“equity method goodwill”) is included in the carrying cost of the investment. The Group considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. In assessing the recoverability of equity method investments (including equity method goodwill), the Group uses discounted cash flow models. If the fair value of the equity investee is determined to be lower than carrying value, an impairment is recognized.

(j)	Investment securities
The Group’s investment securities consist of marketable available-for-sale securities and investments in unlisted equity securities. Securities classified as available-for-sale under, “Accounting for Certain Investments in Debt and Equity Securities,” SFAS No. 115 are carried at fair value, with unrealized gains and losses, net of income taxes, recorded in the accumulated other comprehensive income (loss), a separate component of statement of changes in shareholders’ equity, until realized. The fair values of individual investments in marketable securities are determined based on market quotations. Gains or losses on securities sold are based on the specific identification method. Equity securities that are restricted for more than one year or not publicly traded are recorded at cost.
The Group periodically reviews to assess whether its investments in non-marketable equity securities and available-for-sale securities are impaired and if any impairment is other than temporary. Factors considered by us in assessing whether an impairment is other than temporary include the credit quality of the investment, the duration of the impairment, our ability and intent to hold the investment until recovery and overall economic conditions. A decline in value of these securities below cost that is deemed to be other than temporary results in an impairment charge to earnings that reduces the carrying amount of the securities to fair value establishing a new cost basis.

(k)	Taxation
Income Tax
The Company was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.
No provision for Hong Kong profits tax has been made to the Company as the Company has no estimated assessable profit for the year.
The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.
Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3%, respectively, in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as a “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the years ended December 31, 2005, 2004 and 2003.
Ningbo Yuming and Ningbo Ruixing are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Ruixing was 16.5% for the years ended December 31, 2005, 2004 and 2003.

Xing Yuan Dong and Dongxing Automotive are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Xing Yuan Dong and Dongxing Automotive received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rates for Xing Yuan Dong and Dongxing Automotive were 16.5%, 16.5% and 7.5% for the years ended December 31, 2005, 2004 and 2003, respectively.
Mianyang Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. During 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. As a result, the applicable state income tax rate for Mianyang Ruian is 15% from 2004 to 2010. In addition, Mianyang Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year in 2001 followed by a 50% reduction of enterprise income tax for the next three years. Mianyang Ruian is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Mianyang Ruian was 7.5%, 7.5% and 15% for the years ended December 31, 2005, 2004 and 2003, respectively.
Shenyang ChenFa is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. In the current year, Shenyang ChenFa received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities and is confirmed by the local tax authority that it is exempted from state enterprise income tax for the two years starting from the first profitable year in 2004 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Shenyang ChenFa is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Shenyang ChenFa was 0% for the years ended December 31, 2005 and 2004.
Other principal subsidiaries operating in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.
Value Added Tax (“VAT”) and Consumption Tax
The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17%.
Sale of minibuses and sedans is also subject to consumption tax at standard rates of 5% to 8%.

(l)	Deferred taxation
Deferred income taxes are provided using the liability method in which deferred income taxes are recognized for temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences expected to occur in subsequent years are recorded as assets and liabilities on the balance sheet.
A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

(m)	Foreign currency translation
The functional currency of the Company and its subsidiaries is RMB. Transactions denominated in foreign currencies are translated into RMB at exchange rates prevailing at the date of transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated into RMB at exchange rates prevailing at the balance sheet dates. The resulting exchange differences are included in the determination of income. Non-monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates prevailing at the time of transaction.
Foreign currency translation adjustments in other comprehensive income arose from the Company’s change in functional currency in previous years.

(n)	Warranty
A provision is recognized when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligations. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.
Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (2004 and 2003: same) first-to-occur limited warranty. The “Zhonghua” sedans are sold with a 36-month or 60,000 kilometers (2004 and 2003: same) first-to-occur limited warranty. “Zunchi” sedans are sold with a 10-year or 200,000 kilometres (2004 and 2003: N/A) first-to-occur limited warranty. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty.
The costs of the warranty obligation are accrued at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience.
The reconciliation of the changes in the warranty obligation is as follows:

	2005	2004
	RMB’000	RMB’000
Balance as of January 1	21,058	23,643
Accrual for warranties issued during the year	32,396	45,088
Settlement made during the year	(30,994)	(47,673)

Balance as of December 31	22,460	21,058

(o)	Advertising expenses
Advertising expenses are expended as incurred. For the years ended December 31, 2005, 2004 and 2003, advertising expenses of approximately RMB177.0 million, RMB206.9 million and RMB201.1 million, respectively, have been charged to selling, general and administrative expenses.

(p)	Research and development expenses
Research and development expenses are expended as incurred. For the years ended December 31, 2005, 2004 and 2003, research and development expenses of approximately RMB235.2 million, RMB479.9 million and RMB191.4 million, respectively, have been charged to selling, general and administrative expenses.

(q)	Operating leases
Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Payment made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the period of the relevant leases.
Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over the expected useful lives on a basis consistent with similar owned fixed assets. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease terms.

(r)	Stock based compensation
The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employee”, which states that compensation expense related to employee stock options is recorded if, on the date of grant, the quoted market value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123 “Accounting for Stock-Based Compensation” and the related amendments under the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure” which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro-forma net income or loss and pro-forma earnings or loss per share disclosures for employee stock grants as if the fair-value-based method of accounting as prescribed in SFAS No. 123 and SFAS No. 148 was adopted. No stock options have been granted by the Company under the Plan during the year 2005 and 2004.
Had compensation cost for the Company’s stock options granted been determined based on the fair value of the stock options at the grant date, consistent with the provisions of SFAS No. 123 and SFAS No. 148, the Company’s net income and earnings per share for the year ended December 31, 2003 would have been adjusted to the pro-forma amounts indicated below:

Year ended December 31, 2003
RMB’000
Net income as reported	780,842
Add: Adjustments for APB Opinion No. 25	173,213
Less: Fair value of stock options	(210,711)

Pro-forma net income	743,344

Year ended December 31, 2003
RMB
Basic earnings per ADS:
As reported	21.30
Pro-forma	20.27
Diluted earnings per ADS:
As reported	21.16
Pro-forma	20.15
Basic earnings per share:
As reported	0.2130
Pro-forma	0.2027
Diluted earnings per share:
As reported	0.2116
Pro-forma	0.2015

(s)	(Loss) earnings per share and (loss) earnings per ADS
The calculation of basic (loss) earnings per share is based on the net (loss) income for the year and the weighted average number of shares of common stock outstanding during the year.
The calculation of diluted (loss) earnings per share is based on the net (loss) income for the year and the weighted average number of shares of common stock and adjusted for the effects of all dilutive potential shares of common stock outstanding during the year.
A reconciliation of the net (loss) income used in calculation of basic and diluted (loss) earnings per share/ADS is as follows:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Net (loss) income during the year	(671,289)	1,214	780,842
Add: accreted redemption premium related to the convertible bonds	—	—	1,187
Amortization of deferred expenses	—	—	1,486

Net (loss) income during the year adjusted for accreted redemption premium related to the convertible bonds and amortization of deferred expenses	(671,289)	1,214	783,515
A reconciliation of the weighted average number of shares of common stock used in calculation of basic and diluted (loss) earnings per share is as follows:

	Year ended December 31,
	2005	2004	2003
Weighted average number of shares of common stock used in calculation of basic (loss) earnings per share	3,668,390,900	3,668,390,900	3,666,539,983
Dilutive effect of stock options	—	15,405,068	3,338,970
Dilutive effect of convertible bonds	—	—	32,519,357

Weighted average number of shares of common stock adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted (loss) earnings per share	3,668,390,900	3,683,795,968	3,702,398,310
As the Company was in loss position for 2005, 336,956,522 and 6,258,959 potentially dilutive stocks for the year ended December 31, 2005 from conversion of the convertible bonds and outstanding share options respectively, were excluded from the calculation of diluted loss per share because to do so would be anti-dilutive.
The diluted earnings per share/ADS calculation for the year ended December 31, 2004 is based on weighted average number of common stocks/ADSs outstanding plus the weighted average number of shares/ADSs deemed to be issued as if all outstanding share options granted had been exercised.

For the year ended December 2004, 336,956,522 potentially dilutive stocks from conversion of the convertible bonds were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.
The diluted earnings per share/ADS calculation for the year ended December 31, 2003 includes the impact of shares that would result from the conversion of convertible bonds. In addition, the related accreted redemption premium on convertible bonds is added back to net income, since these would not be paid if the bonds were converted to shares.
The calculation of (loss) earnings per ADS is based on the weighted average number of ADSs outstanding during the years presented. The weighted average number of ADS outstanding is calculated based on the assumption that all of the outstanding ordinary shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).
A reconciliation of the weighted average number of ADSs for calculation of basic and diluted (loss) earnings per ADS is as follows:

	Year ended December 31,
	2005	2004	2003
Weighted average number of ADSs used in calculation of basic (loss) earnings per ADS	36,683,909	36,683,909	36,665,400
Dilutive effect of stock options	—	154,051	33,390
Dilutive effect of convertible bonds	—	—	325,193

Weighted average number of ADSs adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted (loss) earnings per ADS	36,683,909	36,837,960	37,023,983

(t)	Segmental information
Segmental information is presented in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” which establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographic areas and major customers. Disclosure of segmental information in accordance with SFAS No. 131 is made in Note 30.

(u)	Comprehensive income
SFAS No. 130 “Reporting Comprehensive Income” requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income, the net unrealized gains or losses on available-for-sale marketable securities, foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on financial instruments qualifying for hedge accounting. For the Group, such items consist primarily of unrealized gains and losses on marketable equity investments and foreign currency translation adjustments. The Group has disclosed comprehensive income, which encompasses net (loss) income in the statement of income and comprehensive income.
There was no other comprehensive income or loss for the year ended December 31, 2003 other than net income for the year.

(v)	Convertible bonds
Convertible bonds were issued at par and are stated in the balance sheet at face value plus accreted redemption premium which was calculated based on the outstanding principal of the convertible bonds using effective interest method so that the carrying value of the bonds equal the redemption price at 102.27% on November 28, 2006. Direct expenses in connection with the issuance of convertible bonds are capitalized as deferred expenses on the balance sheet and are amortized over the life of the convertible bonds.

(w)	Guarantees
Guarantee issued by the Group are initially recognized on the balance sheet as a liability at the fair value, or market value, of the obligations the Group assumed under that guarantee in accordance with FASB FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ended after December 15, 2002. As of December 31, 2005 and 2004, the fair values of the guarantees the Group have entered into since December 31, 2002 are not material to the Group’s financial position. Please refer to Notes 3(n) and 21(c) for details.

(x)	Allowance for doubtful accounts
Accounts receivable are stated at the amount billed to customers. The Group recognizes allowance for doubtful accounts to ensure trade and other receivables are not overstated due to uncollectibility. The Group’s estimate is based on a variety of factors, including historical collection experience, existing economic conditions and a review of the current status of the receivable. Accounts past due more than the Group’s general credit period are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

(y)	Fair value of financial instruments
The estimated fair values for financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Group’s financial instruments, which include cash, accounts receivable, intercompany receivables and payables and other payables, approximate their carrying values in the financial statements.

(z)	Other new accounting pronouncements
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140” (“SFAS”) No. 156. SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, which for the Group will be as of the beginning of fiscal 2007. The Company does not believe that the adoption of SFAS No. 156 will have a significant effect on its financial statements.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. As of March 2, 2006, the Company did not have any hybrid financial instruments subject to the fair value election under SFAS No. 155. The Group is required to adopt SFAS No. 155 effective at the beginning of 2008.
In November 2005, the FASB issued Staff Position (FSP) FAS115-1 and FAS 124-1, which nullifies certain provisions of EITF Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, and completely supersedes EITF Topic D-44, “Recognition of Other Than Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value”, addresses (1) determining when an investment should be considered impaired, (2) determining whether an impairment should be deemed other than temporary, and (3) measuring impairment loss. Combined FSP Nos. FAS 115-1 and FAS 124-1 were applied as discussed in Notes 3(j) and 14 to the Group’s consolidated financial statements.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. The Group is required to adopt SFAS No. 154 for accounting changes and error corrections that occur after the beginning of 2007. The Group’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.
In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share Based Payment” (SFAS 123(R)). SFAS 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” which supersedes Accounting Principles Board (APB) No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS 123(R) requires companies to recognize compensation expense in the income statement for an amount equal to the fair value of the share-based payment issued. This applies to all transactions involving the issuance of equity by a company in exchange for goods and services, including employees. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) outlining the SEC Staff’s interpretation of SFAS 123(R). This interpretation provides their views regarding interactions between SFAS 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. Subsequently in August, October and November 2005, the FASB released FSP 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R),” FSP123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)” and FSP 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” Additionally, on February 1, 2006, the FASB issued FSP 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.” The FSPs clarify certain accounting provisions set forth in SFAS 123(R). The requirements and guidance prescribed in SFAS 123(R), SAB 107 and the FSPs is effective in 2006. The Group considers that the adoption of SFAS 123R will not have significant impact on its financial statements.

4.	SUBSIDY INCOME
For the years ended December 2005 and 2004, the Company’s subsidiaries were granted government subsidies of RMB3,139,000 and RMB1,815,000 respectively. For the year ended December 31, 2003, the Company was granted subsidies in the form of “tax refunds on re-investments” amounting to approximately RMB48,497,000 in relation to the Company’s re-investment of the dividends declared by certain subsidiaries of the Company to those subsidiaries as additional capital contributions by foreign investors. Such subsidies were approved by the relevant local tax bureaus in accordance with the relevant income tax laws in the PRC. All of the approved subsidies were received by the Group during the year and were recorded as income.

5.	INCOME TAXES
For the years ended December 31, 2005, 2004 and 2003, certain of the Company’s subsidiaries were subject to income taxes in the PRC at the applicable statutory tax rates on allowable losses or taxable income as reported in the statutory financial statements adjusted for the reduced tax rates and exemptions described in Note 3(k).
The amount of (provision) benefit for income taxes in the consolidated income statement represents:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Current taxation	12,121	(11,340)	(145,654)
Deferred taxation	(114,005)	74,450	1,514

	(101,884)	63,110	(144,140)

The reconciliation of the Group’s effective income tax rate, based on (loss) income before taxes and minority interests, to its statutory income tax rate for years ended December 31, 2005, 2004 and 2003 is as follows:

	Year ended December 31,
	2005	2004	2003
	%	%	%
Average statutory tax rate (including state and local income tax)	10.25	17.44	21.71
Effect of statutory tax holiday	3.07	15.44	(12.66)
Effect of non-deductible expenses	(2.62)	(5.38)	3.29
Effect of valuation allowances	(22.93)	(15.06)	(2.11)
Others, not individually significant	3.71	(0.46)	2.94

Effective tax rate	(8.52)	11.98	13.17
The average statutory tax rates for the relevant periods represented the weighted average tax rates of the Company’s subsidiaries calculated on the basis of the relative amount of (loss) income before taxes and the applicable statutory tax rate of each subsidiary.
Components of deferred tax assets were as follows:

	As of December 31
	2005	2004
	RMB’000	RMB’000
Deferred tax asset:
Research and development costs	57,519	45,683
Provisions and accruals	46,488	47,633
Provision for impairment of property, plant and equipment	7,619	2,751
Amortization and provision for impairment of intangible assets	102,436	58,942
Tax losses carry forward	185,868	61,460

	399,930	216,469
Valuation allowance (Note)	(399,930)	(102,464)
Net deferred tax assets	—	114,005

Note:	At December 31, 2005, valuation allowances of approximately RMB185.9 million (2004: RMB61.5 million) and RMB214 million (2004: RMB41 million) were made for deferred tax assets recognized in respect of the unused tax losses and deductible temporary differences because it is more likely than not that the tax benefit will be not be realized in the foreseeable future. The net change in valuation allowances for the year ended December 31, 2005 of approximately RMB297.4 million (2004: RMB79.4 million) represented valuation allowances provision of approximately RMB114 million (2004: Nil) made for deferred tax assets previously recognized with reference to a forecast of taxable profits of a subsidiary for next five years and the increase in deferred tax assets of approximately RMB183.4 million (2004: RMB79.4 million). The temporary differences do not expire under current legislation but the unrecognized tax losses of RMB565.9 million (2004: RMB409.7 million) and RMB673.2 million (2004: Nil) will expire in 2009 and 2010, respectively.

6.	PLEDGED SHORT-TERM BANK DEPOSITS
As of December 31, 2005 and 2004, approximately RMB1,932.6 million and RMB2,777.2 million, respectively, of the short-term bank deposits were pledged as security for banking facilities, corporate guarantees for bank loans drawn by affiliated companies and bank guaranteed notes issued (Notes 19 and 21).

7.	ACCOUNTS RECEIVABLE, NET
Accounts receivable consist of:

	As of December 31
	2005	2004
	RMB’000	RMB’000
Accounts receivable	173,325	103,350
Less: Allowance for doubtful debts	(48,367)	(47,718)

	124,958	55,632

Movements of allowance for doubtful debts during the years ended December 31, 2005 and 2004 were:

	2005	2004
	RMB’000	RMB’000
Balance as of January 1	47,718	46,272
Additional provision	1,177	2,526
Write-back of provision	(528)	(1,000)
Written off against accounts receivable	—	(80)

Balance as of December 31	48,367	47,718

8.	NOTES RECEIVABLE
Notes receivable are primarily notes received from customers for the settlement of trade receivable balances. As of December 31, 2005 and 2004, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximated their carrying value. Approximately RMB238 million (2004: RMB614 million) of the notes receivable both from third parties and affiliated companies were pledged for the issuance of notes payable (Note 19).

9.	OTHER RECEIVABLES
Included in other receivables as of December 31, 2005 and 2004 was an amount of RMB300 million advanced to Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) which will become a subsidiary of the Group after the completion of the proposed acquisition of SAIAM as detailed in Note 16.

10.	INVENTORIES, NET

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Inventories consist of:
Raw materials	564,596	888,378
Work-in-progress	64,025	97,362
Finished goods	418,197	591,308

	1,046,818	1,577,048

11.	PROPERTY, PLANT AND EQUIPMENT AND LONG-TERM LAND LEASE PREPAYMENTS
Property, plant and equipment consist of:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Buildings	1,260,101	1,126,073
Machineries and equipment	4,136,064	3,450,089
Motor vehicles	117,497	101,715
Furniture, fixtures and office equipment	382,017	390,197
Construction-in-progress	454,591	789,145

	6,350,270	5,857,219
Less: Accumulated provision for impairment losses	(95,868)	(47,949)

	6,254,402	5,809,270
Less: Accumulated depreciation	(1,891,640)	(1,513,694)

Net book value	4,362,762	4,295,576

(a)	During the years ended December 31, 2005, 2004 and 2003, capitalized interest expenses amounted to approximately RMB23.9 million, RMB18.4 million and RMB Nil, respectively.

(b)	Buildings amounting to approximately RMB41,022,000 and long-term land lease prepayments amounting to approximately RMB64,405,000 were injected by Shenyang JinBei Automotive Company Limited (“JinBei”), the joint venture partner of Shenyang Automotive, as part of its additional capital contributions to Shenyang Automotive during the year ended December 31, 2003 (see Note 28).

(c)	In December 2003, Shenyang Automotive disposed of certain machineries and equipment at their net book value to the Group’s jointly controlled entity, BMW Brilliance Automotive Ltd (“BMW Brilliance”), at a consideration mutually agreed by both parties. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machineries and equipment at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. These machineries and equipment are maintained and operated by BMW Brilliance for the manufacturing of its products. BMW Brilliance will provide certain services to Shenyang Automotive upon the payment of a service fee which is determined based on the number of Zhonghua sedans produced by Shenyang Automotive using these machineries and equipment at a predetermined formulated unit charge. As of the date of approval of 2005 financial statements, the basis of service fees has not yet been finalized and service fees of approximately RMB308,283,000, RMB196,125,000 and RMB17,438,000 have been accrued as of December 31, 2005, 2004 and 2003, respectively.

(d)	In 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings at their net book value to BMW Brilliance and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, as of December 31, 2005 and 2004, the net book value of the buildings, amounting to approximately RMB142,556,000 and RMB150,763,000, respectively, were retained as assets on the balance sheet of the Group and the portion of consideration received from BMW Brilliance up to December 31, 2005 and 2004, amounting to approximately RMB74,605,000, was treated as a financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately RMB99,768,000 (2004: RMB99,768,000) will be received from BMW Brilliance and will be accounted for as additional financing.

(e)	As a result of the retirement from use and the change in use — from production to rental — of certain property, plant and equipment of the Group’s minibus and automotive components segment, the Group assessed the recoverability of the carrying value of these long-lived assets, which resulted in impairment losses of approximately RMB48.3 million, RMB10.0 million and RMB6.0 million for the years ended December 31, 2005, 2004 and 2003 respectively. These losses reflect the amounts by which the carrying values of these assets exceeded their estimated fair values determined by their estimated discounted future cash flows. The impairment loss was recorded as a component of “Selling, general and administrative expenses” in the Consolidated Statement of Income and Comprehensive Income for the years.

12.	INTANGIBLE ASSETS

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Cost
Beginning of year	1,512,342	1,504,337
Additions	9,380	8,005

End of year	1,521,722	1,512,342

Accumulated amortization
Beginning of year	(509,902)	(283,861)
Amortization for the year	(204,009)	(226,041)

End of year	(713,911)	(509,902)

Accumulated impairment
Beginning of year	(50,000)	—
Impairment loss provision for the year	(173,000)	(50,000)

End of year	(223,000)	(50,000)

Net book value
End of year	584,811	952,440

Beginning of year	952,440	1,220,476
There was a group of intangible assets that were similar in their use in the operations of the Group as they related to a specific model of Zhonghua sedans. The Group assessed the future economic benefit of this group as a whole based on net future cash flow from the manufacture and sale of that specific model of Zhonghua sedans. Included in the group of intangible assets were primarily:
(a)	Sedan design rights, which include rights, titles and interests in certain design and engineering agreements and a technical assistance agreement related to Zhonghua sedans; and
(b)	Components and parts technology rights, which include rights, titles and interests in the design of the components and spare parts for Zhonghua sedans contributed by Shenyang JinBei Automotive Company Limited (“JinBei”), a joint venture partner, as capital into Shenyang Brilliance JinBei Automobile Co. Ltd., a subsidiary of the Company in 2003 (see note 28).
Since the operations in the manufacture and sale of Zhonghua sedans had resulted in loss in 2005, the Group critically assessed the future economic benefit of the intangible assets in relation to Zhonghua sedans mentioned in (a) to (b) by assessing the net cash inflow the manufacture and sale of Zhonghua sedans will bring to the Group in the future. Accordingly, for the year ended December 31, 2005 impairment loss provision of RMB173 million (2004: RMB50 million) was provided for these intangible assets.
For each of the five years ending December 31, 2010, the estimated amortization expense of the intangible assets in existence as of December 31, 2005 will be approximately RMB171.1 million.

13.	INTERESTS IN ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES
Interests in associated companies and jointly controlled entities as of December 31, 2005 consist of:

		Percentage of
		equity interest
	Place of	held indirectly by
Name of company	establishment	the Company	Principal activities
Associated companies:
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”)	Shenyang, the PRC	12.77%	Manufacture and sale of automotive engines

Chongqing FuHua Automotive Sales Service Co., Ltd. (“Chongqing Fuhua”)	Chongqing, the PRC	29.403%	Trading of sedans and minibuses

Chongqing Baosheng Automotive Sale and Service Co., Ltd. (“Chongqing Baosheng)	Chongqing, the PRC	29.403%	Trading of BMW sedans

Jointly controlled entities:
Mianyang Xinchen Engine Co., Ltd. (“Mianyang Xinchen”)	Mianyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

BMW Brilliance Automotive Ltd. (“BMW Brilliance”)	Shenyang, the PRC	49.005%	Manufacture and sale of BMW sedans

Note:	During the year, two jointly controlled entities, Shenyang HuaBao Automotive Sales Service Co. Ltd. (“Huabao”) and Shanghai Kowin Automobile Company Co., Ltd. (“Kowin”) were disposed of.

The carrying values of interests in associated companies and jointly controlled entities are:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Interests in associated companies:
Shenyang Aerospace	349,401	364,158
Chongqing Fuhua	9,709	9,518
Chongqing Baosheng	4,116	3,640

	363,226	377,316

Interests in jointly controlled entities:
Mianyang Xinchen	311,102	387,812
Xinguang Brilliance	244,890	447,823
Huabao	—	4,922
BMW Brilliance	601,478	570,375
Kowin	—	4,342

	1,157,470	1,415,274

	1,520,696	1,792,590
The acquisitions of associated companies and jointly controlled entities have been accounted for using the purchase method of accounting. The tangible assets were valued in the acquisitions at their estimated fair values. The excess of the purchase price over the fair values of the net assets acquired has been accounted for as goodwill. The carrying values of goodwill of the acquired associated companies and jointly controlled entities, which are included in the carrying amount of interests in associated companies and jointly controlled entities are as follows:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Shenyang Aerospace	31,983	31,983
Mianyang Xinchen	91,410	91,410
Xinguang Brilliance	73,343	252,373

	196,736	375,766
The changes in the carrying amount of equity-method goodwill for the year ended December 31, 2005, are as follows:

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of
	automotive	Zhonghua
	components	sedans	Total
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2005	343,783	31,983	375,766
Impairment losses	(179,030)	—	(179,030)

Balance as of December 31, 2005	164,753	31,983	196,736
At of December 31, 2005, the Group recorded an impairment charge of RMB179.0 million (2004: RMB47.3 million) for equity method goodwill associated with its minibuses and automotive components operations due to lower than expected projected operating profits and cash flows. The fair value of the equity method investments was estimated using the expected present value of future cash flows.
The equity shares in the income (loss) of the associated companies and jointly controlled entities for the years ended December 31, 2005 and 2004 were:

	Year ended December 31,
	2005	2004
	RMB’000	RMB’000
Associated companies:
Shenyang Aerospace	28,386	57,854
Chongqing Fuhua	192	(8)
Chongqing Baosheng	477	(860)

	29,055	56,986

Jointly controlled entities:
Mianyang Xinchen	1,978	33,331
Xinguang Brilliance	(13,296)	17,173
Huabao	—	(2,334)
BMW Brilliance	31,582	21,764
Kowin	(324)	(659)

	19,940	69,275

	48,995	126,261
Combined unaudited financial information of the associated companies is summarized as follows:

	Year ended December 31,
	2005	2004
	RMB’000	RMB’000
Revenue	1,807,849	2,221,460
Profit before taxation, net	147,361	296,835
Net income	131,955	272,213

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Current assets	908,750	1,135,531
Non-current assets	2,020,235	1,509,527

Total assets	2,928,985	2,645,058

Current liabilities	(940,641)	(743,600)
Long-term liabilities	(470,967)	(396,927)

Total liabilities	(1,411,608)	(1,140,527)

Total shareholders’ equity	1,517,377	1,504,531

Combined unaudited financial information of the jointly controlled entities is summarized as follows:

	Year ended December 31,
	2005	2004
	RMB’000	RMB’000
Revenue	6,597,047	5,070,023
Profit before taxation, net	23,277	135,455
Net income	23,277	128,882

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Current assets	3,983,194	6,686,994
Non-current assets	1,727,924	1,277,418

Total assets	5,711,118	7,964,412

Current liabilities	(3,579,826)	(5,934,842)
Long-term liabilities	(420,000)	(320,000)

Total liabilities	(3,999,826)	(6,254,842)

Total shareholders’ equity	1,711,292	1,709,570

14.	INVESTMENT SECURITIES
The aggregate cost, gross unrealized gain and fair value pertaining to available-for-sale securities are as follows:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Available-for-sale securities	17,305	17,305
Gross unrealized gain	28,468	28,468
Gross unrealized loss	(27,227)	—

	18,546	45,773
Unlisted securities at cost	4,138	4,138

	22,684	49,911
The change in net unrealized gain reported as a separate component of accumulated other comprehensive income was RMB1.2 million and RMB28.5 million as of December 31, 2005 and 2004, respectively. At December 31, 2005, the Group determined that the decline in value of securities with unrealized losses shown in the above table is not other-than-temporary in nature.
Investments with an aggregate cost of RMB4.1 million (2004: RMB4.1 million) were not evaluated for impairment because (a) the Group did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS No. 107 and (b) the Group did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

15.	GOODWILL
The changes in the carrying amount of goodwill associated with the manufacture and sale of minibuses and automotive components operations for the year ended December 31, 2005, were as follows:

RMB’000
Balance as of January 1, 2005	418,400
Impairment losses	(78,690)

Balance as of December 31, 2005	339,710
At of December 31, 2005, the Group recorded an impairment charge of RMB79 million (2004: Nil) for goodwill associated with its manufacture and sale of minibuses and automotive components operations due to lower than expected projected operating profits and cash flows. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

16.	PREPAYMENT FOR A LONG-TERM INVESTMENT
On December 29, 2003, SJAI (a 98.01% indirectly-owned subsidiary of the Company) and SXID (a 99.0% indirectly-owned subsidiary of the Company) entered into agreements with the respective sellers in relation to the acquisition of the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM is interested in 29.9% and SXI interested in 11% of the equity interest in Shenyang JinBei Automotive Company Limited (“JinBei”), a company listed on the Shanghai Stock Exchange. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the respective financial position of SAIAM and SXI.
Although the acquisition has approved by State-Owned Assets Supervision and Administration Commission of Liaoning Provincial Government and State-owned Assets Supervision and Administration Commission of the State Council of the PRC, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under the Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 40.13% of the equity interests of JinBei.
At December 31, 2005 and 2004, the consideration RMB600 million paid to the shareholders of SAIAM and SXI and the amount was recorded as prepayments for a long-term investment by the Group. The directors have assessed the fair value of the underlying shares in JinBei and are satisfied that the carrying amount of the prepayments is supported by the fair value of the underlying shares by reference to a valuation conducted by an investment bank.

17.	DEFERRED EXPENSES

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Direct expenses incurred in connection with the issuance of convertible bonds (Note 18)	44,599	44,599
Amortization of deferred expenses	(19,326)	(10,406)

	25,273	34,193

Non-current portion	16,353	25,273
Current portion	8,920	8,920

	25,273	34,193

18.	CONVERTIBLE BONDS

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Convertible bonds issued at par	1,654,300	1,654,300
Accreted redemption premium	26,008	13,588
Exchange gain	(40,758)	—

	1,639,550	1,667,888
On November 28, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Bonds”) with principal amount of US$200,000,000 (equivalent to approximately RMB1,654.3 million). The Bonds are listed on the Luxembourg Stock Exchange.
The Bonds are convertible into fully paid common stocks of US$0.01 each of the Company at an initial conversion price of HK$4.60 per share and the total potential number of shares was 336,956,522, subject to the following two events, at any time on or after January 8, 2004, and up to and including November 14, 2008, unless the Bonds previously have been redeemed or previously have matured.
(i)	The Bonds will mature on November 28, 2008. At any time from November 28, 2005 through November 14, 2008, all, or from time to time, some of the aggregate outstanding principal amount of the Bonds is redeemable at the option of Brilliance China Automotive Finance Ltd. at the early redemption amount if the closing price of the shares on the SEHK for each of the last 20 consecutive trading days has been at least 130% of the conversion price or if at least 90% in principal amount of the Bonds has been converted, redeemed or purchased and cancelled. Unless previously converted, redeemed or purchased and cancelled, the Bonds will be redeemed at 100% of their outstanding principal amount on November 28, 2008.
(ii)	All or some of the Bonds may be redeemed at the option of the relevant holder on November 28, 2006 at 102.27% of their principal amount. The Bonds may also be redeemed, in whole or in part, at the option of the holders at the Early Redemption Amount (2.27% of principal amount) on the occurrence of a change of control of the Company. The Bonds may also be redeemed at the option of the holders if the shares of the Company cease to be listed or admitted for trading on the SEHK.
As of December 31, 2005, none of the Bonds had been converted into the common stock of the Company.

19.	NOTES PAYABLE
As of December 31, 2005, approximately RMB2,703 million (2004: RMB4,874 million) of notes payable had effective interest rates of 3% to 4%, the remaining RMB324 million (2004: RMB853 million) of notes payable were interest free. All notes payable were guaranteed by banks, repayable within one year, secured by short-term bank deposits of approximately RMB1,450 million (2004: RMB2,375 million) and bank guaranteed notes received from third parties and affiliated companies of approximately RMB238 million (2004: RMB614 million).

20.	TAXES PAYABLE
Taxes payable consist of:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Income tax payable	14,309	43,974

VAT payable	47,087	13,249
Others	70,608	29,142

Other taxes payable	117,695	42,391

	132,004	86,365

21.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments
As of December 31, 2005, the Group had approximately RMB1,781.0 million in outstanding capital and purchases commitments of which certain items are denominated in Deutsch Marks, Japanese Yen, U.S. Dollars and Euros. The amount included contracted but not provided for capital commitment for construction projects, purchase of equipment, and others amounting to approximately RMB248.3 million and authorized but not contracted for capital commitment amounting to approximately RMB1,532.7 million.
As of December 31, 2005, the future aggregate minimum lease payments under non-cancellable operating leases are detailed as follows:

Operating lease
RMB’000
Within one year	13,501
One to two years	7,840
Two to three years	6,865
Three to four years	4,585
Four to five years	3,706
Over five years	35,944

Total minimum lease payment	72,441

(b)	Operating lease income
Operating leases arise from the leases for certain buildings to BMW Brilliance (see also Note 25(f)). The lease terms are generally 180 months.
Depreciation expense for assets subject to operating leases is provided primarily on the straight-line method over the estimated useful life of the assets. Depreciation expense relating to the buildings held as investments in operating leases was RMB4.2 million and RMB4.7 million for the years ended December 31, 2005 and 2004, respectively.
Investments in operating leases are as follows:

As of December 31, 2005
RMB’000
Buildings	97,358
Accumulated depreciation	(10,780)

Net investment in operating leases	86,578
Future minimum rental payments to be received on non-cancellable operating leases are contractually due as follows:

As of December 31, 2005
RMB’000
Within one year	14,152
One to two years	14,152
Two to three years	14,152
Three to four years	14,152
Four to five years	14,152
Over five years	104,959

Total	175,719
There were no contingent rentals under the respective lease contracts.

(c)	Contingent liabilities
(i)	The Group had endorsed or discounted bank notes which were not yet honored by the issuers as of December 31, 2005 and 2004 amounting to approximately RMB1,128 million and RMB1,345 million, respectively.

(ii)	As of December 31, 2005, the Group had provided the following guarantees:
(1)	Corporate guarantees of approximately RMB120 million (2004: RMB296 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”):

The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2005, the guarantee provided for the bank loans and notes drawn by affiliated companies of Shanghai Shenhua was approximately RMB120 million (2004: RMB296 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2005. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2005.

(2)	A joint and several proportional corporate guarantee with a joint venture partner of Shenyang Aerospace on a long-term bank loan of approximately RMB111 million (2004: RMB221 million) drawn by Shenyang Aerospace which will expire in 2008:

The guarantee was provided by the Group and a joint venture partner of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the Group and the joint venture partners are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2005, the guarantee provided for the outstanding bank loan of Shenyang Aerospace was RMB111 million (2004: RMB221 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2005. However, default by Shenyang Aerospace is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2005.

(3)	Corporate guarantees of bank loans amounting to RMB295 million (2004: RMB100 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2005, drawn by JinBei. Bank deposits of RMB311 million (2004: RMB102 million) were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2005.
(iii)	On January 21, 2003, a writ dated January 21, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), as the Plaintiff, was filed with the Supreme Court of Bermuda (the “Supreme Court”) which alleged that the interest of the

Chinese Financial Education Development Foundation (the “Foundation”) in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”).

In the course of legal proceedings with Broadsino, the Company achieved the following:

(i)	overturning on February 11, 2003 an ex parte Court Order dated January 22, 2003 which had restrained the Company from, amongst other things, registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; (ii) initiating on March 10, 2003, a Strikeout Summons at the Supreme Court to have the Writ and the statement of claim struck out, which proceedings were duly heard before the Supreme Court, and which resulted on December 31, 2003 in that court issuing a judgement to strike-out the Writ; (iii) challenging Broadsino’s attempts for appeal to the Court of Appeal of Bermuda, Civil Appellant jurisdiction which appeal was then dismissed by that court’s judgement of March 14, 2005 which ruled in the Company’s favour; (iv) Broadsino’s further attempts for leave to appeal to the Privy Council in the United Kingdom with respect to the Court of Appeal’s judgement being challenged at all stages by the Company; and (v) Broadsino seeking a grant of leave on November 10, 2005 in the Court of Appeal in Bermuda to withdraw its leave to appeal to the Privy Council and the Company being awarded its costs of the leave application.

The directors of the Company do not believe the proceedings with Broadsino will have any significant impact on the financial position of the Company and of the Group.

(iv)	On or about October 25, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on January 28, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on July 4, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On September 16, 2003, a Statement of Claim was served on the Company. On November 4, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on April 26, 2004. On July 21, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on September 4, 2004. Pleadings closed on September 18, 2004. The parties filed and served Lists of Documents on October 26, 2004 and witness statements were exchanged on February 28, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for April 20, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on April 19, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on June 2, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on July 4, 2005.

On August 17, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on September 5, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

Further interlocutory steps are in progress. There have been no other material developments in the litigation.

The directors of the Company do not believe the action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the action.

22.	CAPITAL STOCK

	As of December 31,
	2005		2004		2003
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount
	’000	’000	’000	’000	’000	’000
Authorized:
Common stock of US$0.01 each	5,000,000	US$50,000	5,000,000	US$50,000	5,000,000	US$50,000

Issued and fully paid:
Common stock of US$0.01 each	3,668,391	RMB303,388	3,668,391	RMB303,388	3,668,391	RMB303,388
During 2003, an employee of the Group exercised certain of his stock options and as a result 2,338,000 shares of common stock of US$0.01 each were issued at a price of HK$1.896 per share (Note 23). These new shares ranked pari passu with existing shares.

23.	STOCK OPTIONS
Original share option scheme approved in 1999
Upon the listing on the Company’s shares on the SEHK, the Company adopted an employee share option scheme (the “Scheme”). Pursuant to the Scheme, the Company’s Board of Directors may grant options to employees of the Group to subscribe for the Company’s common stock at a price which shall be the higher of:
(a)	a price being not less than 80%, of the average closing price of the common stock on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the relevant date in respect of such options; and

(b)	the nominal value of the common stock.
The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of the option from time to time.
On June 2, 2001, share options were granted to certain directors and employees of the Group, entitling them to subscribe for a total of 31,800,000 shares of the Company’s common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was fully vested and was charged to income during the year ended December 31, 2001. During the year ended December 31, 2003, 2,338,000 shares of the above share options were exercised. Accordingly, the common stock and additional paid-in capital were increased by approximately RMB194,000 and RMB4,507,000, respectively. No option was granted under this scheme in 2005 and 2004.

No. of stock options
’000
As of January 1, 2004	15,490
Granted	—
Exercised	—
Cancelled/lapsed	(1,000)

As of December 31, 2004	14,490
Granted	—
Exercised	—
Cancelled/lapsed	(11,690)

As of December 31, 2005	2,800
New share option scheme approved in 2002
On June 28, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to the listing rules and regulations of SEHK which came into effect on September 1, 2001. The New Scheme has come into effect on July 15, 2002 and the original share option scheme adopted by the Company on September 18, 1999 (as described above) was terminated. Any new share option granted after July 15, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share options granted in 2001 will not be affected. Pursuant to the New Scheme, the Company’s board of directors may grant options to the participants (include the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s common stock at a price which shall not be lower than the higher of:
(a)	the closing price of the common stocks on the relevant stock exchange as stated in such stock exchange’s quotation sheet on the date of the offer of grant, which must be a trading date;
(b)	the average closing price of the common stocks on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the date of the offer of grant; and
(c)	the nominal value of the common stock.
As of December 31, 2005, no share option was granted under the New Scheme.
Call Option Agreements
On December 18, 2002, Huachen entered into a principal agreement (the “Principal Agreement”) with the Foundation to purchase from the Foundation a total of 1,446,121,500 shares of common stock, representing approximately 39.446% of the then issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. Completion of the Principal Agreement took place upon signing.
On December 18, 2002, each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao (the “Management Directors”) entered into a call option agreement (“Call

Option Agreements”) with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the common stocks pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of shares of common stock, totaling 346,305,630 shares in aggregate and representing approximately 9.446% of the then issued share capital of the Company, at an exercise price of HK$0.95 per share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after February 6, 2003, the closing date of the general offer made to the remaining shareholders by Huachen and the Management Directors dated December 18, 2002.
Under the terms of the Call Option Agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable, without interest, within a 3-year period after the date of completion of the purchase of the relevant common stock, and the shares will be pledged as security in favor of Huachen until full payment of the exercise price.
As a result of the Call Option Agreements entered into between Huachen and the Management Directors, compensation expense associated with these call options is being recognized by the Company on a straight-line basis from December 18, 2002 to August 6, 2003, the date that the call options became fully vested. Accordingly, compensation expenses of approximately RMB173.2 million and RMB10.3 million were charged to the income statements for the years ended December 31, 2003 and 2002, respectively.
As of December 31, 2005, none of the call options had been exercised.
Pro-forma disclosures setting forth compensation expense assuming the Company had determined it based on the fair value of the stock options in accordance with SFAS No. 123 and No. 148 are presented in Note 3(r).
The fair value of each option granted is estimated using the Black-Scholes option pricing model. The weighted average assumptions used for grants of share options and fair value of share option made in 2002 is as follows:

Risk-free interest rate	4.96%
Expected option life — Issued on December 18, 2002	1 year
Expected dividend yield	4.11%
Volatility	48.01%

24.	DISTRIBUTION OF PROFIT
As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the years ended December 31, 2005, 2004 and 2003, the subsidiaries of the Company appropriated approximately RMB9.3 million, RMB46.2 million and RMB100.0 million, respectively, to the general reserve fund. No appropriation to the enterprise expansion fund was made by the subsidiaries for the years ended December 31, 2005, 2004 and 2003.
In 2003, as approved by the board of directors of Xing Yuan Dong in accordance with the relevant laws and regulations, dedicated capital of Xing Yuan Dong amounting to RMB120 million was released for capitalization as paid-in capital of Xing Yuan Dong. Such release was credited to the capital reserve, which represents the capitalization of the retained earnings of Xing Yuan Dong and is a non-distributable reserve of the Group.

The Group’s share of undistributed earnings retained in the associated companies and jointly controlled entities amounted to approximately RMB107.20 million and RMB110.8 million as of December 31, 2005 and 2004, respectively.
Dividends declared by the Company during 2005 and 2004 consisted of:

	Year ended December 31,
	2005	2004
	RMB’000	RMB’000
2004 and 2003 final dividends of HK$0.005 and HK$0.01 per share, respectively	19,450	38,885
2005 and 2004 interim dividends of HK$Nil and HK$0.005 per share, respectively	—	19,450

	19,450	58,335
On April 21, 2006 the directors of the Company did not recommend the payment of final dividend for the year.

25.	RELATED PARTY TRANSACTIONS
(a)	Name and relationship

Name	Relationship
Shenyang JinBei Automotive Company Limited (“JinBei”)	A shareholder of Shenyang Automotive
Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”)	Common directorship of certain directors of the Company
Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company
An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interest in the Company or are in a position to exercise significant influence over the Company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.
Save as disclosed elsewhere in the financial statements, particulars of significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are summarized below:
(b)	Amounts due from affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Due from related parties:
— Shanghai Shenhua and its affiliated companies	276,763	386,710
— Affiliated companies of JinBei	62,877	58,312
— Affiliated companies of BHL	54,222	—
— Jointly controlled entities	13,380	26,643
— A joint venture partner of Shenyang Aerospace	1,505	882
— BMW Brilliance
— Trade receivables	192,185	48,581
— Consideration receivable arising from the disposal of machinery and equipment (note (i))	269,003	269,003

	869,935	790,131
Less: Provision for doubtful debts	(29,720)	(24,720)

	840,215	765,411

(i)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled (See also Note 11(c)).

(ii)	Except for (i) above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(c)	Notes receivable from affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Notes receivable from related parties:
— Affiliated companies of JinBei	9,446	22,500
— Shanghai Shenhua	328,482	601,348
— Associated companies and jointly controlled entities	1,042	21,295

	338,970	645,143
All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.
(d)	Amounts due to affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Due to related parties:
— Associated companies and jointly controlled entities	465,023	276,951
— Shanghai Shenhua and its affiliated companies	4,191	40,570
— JinBei and its affiliated companies	142,438	195,166
— Affiliated companies of BHL	22,025	8,705
— Other affiliated companies	130	1,330

	633,807	522,722
The amounts due to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.
(e)	Notes payable to affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Notes payable to related parties:
— Shanghai Shenhua	—	4,116
— Affiliated companies of BHL	43,462	—
— Affiliated companies of JinBei	8,139	24,229
— Associated companies and jointly controlled entities	22,491	91,892
— Other affiliated companies	—	925

	74,092	121,162

(f)	Save as disclosed elsewhere in the financial statements, significant transactions with affiliated companies consisted of the following:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Sales of goods:
— JinBei and its affiliated companies	69,432	38,127	150,637
— Shanghai Shenhua and its affiliated companies	1,469,402	1,895,881	1,984,715
— Affiliated companies of BHL	—	—	504
— Jointly controlled entities	71,005	205,849	171,512
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	—	5,135

	1,609,839	2,139,857	2,312,503

Purchase of goods:
— JinBei and its affiliated companies	383,808	764,311	986,828
— Shanghai Shenhua and its affiliated companies	85,354	214,467	222,940
— Affiliated companies of BHL	66,441	89,690	93,498
— Associated companies and jointly controlled entities	524,221	898,914	1,597,289
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	342	16,338
— Affiliated companies of the joint venture partner of Xinguang	761	—	—
— A joint venture partner of Shenyang Aerospace	1,987	39,019	—
Subcontracting charges to a jointly controlled entity	112,160	178,685	17,438

	1,174,732	2,185,428	2,934,331

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Consideration paid to the joint venture partner of Ningbo Yuming for acquisition of further interests in Ningbo Yuming	—	10,000	—
Purchase of intangible asset from an affiliated company of the joint venture partner of Ningbo Yuming	—	6,940	—
Finance charge to a jointly controlled entity	17,329	17,850	—
Operating lease rental on machinery and equipment charged by a jointly controlled entity	2,260	12,840	12,000
Operating lease rental from a jointly controlled entity	15,078	15,364	—
Proceeds from sale of property, plant and equipment
— JinBei and its affiliated companies	—	4,407	—
— A jointly controlled entity	263	1,105	—
Purchase of machinery from affiliated companies of JinBei	—	58,089	—
Service income from a jointly controlled entity	43,671	—	—
The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

Other significant transactions with affiliated companies consisted of:
i.	Trademark license
Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.
ii.	Guarantees provided to affiliated companies
Please refer to Note 21 (c) (ii) for details of the guarantees provided to affiliated companies.
(g)	Advances to affiliated companies consisted of the following:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Advances to related parties:
— Associated companies and jointly controlled entities	7,226	22,528
— BHL and its affiliated companies	15,273	—
— Shanghai Shenhua	9,045	—
— Affiliated companies of JinBei	16,185	16,786
— Other affiliated companies	452	138

	48,181	39,452
Less: provision for doubtful debts	(9,250)	(1,975)

	38,931	37,477
The advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms (2004: same except an advance to a jointly controlled entity of RMB6.5 million which was interest bearing at 5.841% per annum).
(h)	Advances from affiliated companies consisted of the following:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Advances from related parties:
— Associated companies	607	—
— Affiliated companies of BHL	28,558	14,319
— An affiliated company of Shanghai Shenhua	236	230
— Affiliated companies of JinBei	1,088	945
— Financing received from BMW Brilliance (Note 11(d))	74,605	74,605
— Other affiliated companies	—	382

	105,094	90,481
Save for the financing received from BMW Brilliance as detailed in Note 11(d), other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

26.	RETIREMENT PLAN AND EMPLOYEES’ BENEFIT
As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions for the state-sponsored retirement plan at 20% of the basic salary costs of their staff for 2005 (2004: 20% to 23.5%; 2003: 22% to 23.5%) payable to Labor and Social Security Bureaus of the PRC government. The retirement plan contributions payable for the years ended December 31, 2005, 2004 and 2003 were approximately RMB33.1 million, RMB37.5 million and

RMB50.4 million, respectively. In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB29.6 million, RMB35 million and RMB46.5 million for the years ended December 31, 2005, 2004 and 2003, respectively, were calculated at a certain percentage (approximately 15.4% to 25.4% in 2005, 14.8% to 23.4% in 2004 and 13% to 18% in 2003) of the employees’ basic salaries.
The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees’ salary with maximum contributions by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the consolidated statement of income represents contributions payable by the Group to the fund. During the years ended December 31, 2005, 2004 and 2003, contributions amounting to approximately HK$122,000, HK$147,000 and HK$150,000, respectively, were made.

27.	EXECUTIVE BONUS PLAN
Certain officers of the Company are participants in the Executive Bonus Plan (the “Plan”). The Plan provides that up to 5% of the Company’s net income be set aside each year for distribution among plan participants based upon performance as determined by the Company’s board of directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. For the years ended December 31, 2005 and 2004, no performance bonus was allocated. For the year ended December 31, 2003, the Company accrued RMB34.4 million under the Plan.

28.	SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Cash paid for:
Interest (net of amount capitalized: 2005: RMB23,875,000; 2004: RMB 18,369,000; 2003: RMBNil)	111,303	154,041	165,924
Income taxes	33,975	127,538	163,687
During the years ended December 31, 2005, 2004 and 2003, major non-cash transactions included:
In 2003, as approved by the joint venture partners of Shenyang Automotive, the registered capital and total investment of Shenyang Automotive was increased by approximately RMB2,260 million, which was contributed by the Company and JinBei in proportion to their original equity interests in Shenyang Automotive. The Company contributed 51% of the increase in paid-in capital of Shenyang Automotive by way of capitalization of its dividend receivable from a subsidiary amounting to approximately RMB1,152.6 million. JinBei contributed the remaining 49% of the paid-in capital of Shenyang Automotive by injecting buildings amounting to approximately RMB41.0 million (Note 11(b)), long-term land lease prepayments amounting to approximately RMB64.4 million (Note 11(b)), components and parts technology right amounting to RMB820 million (Note 12(b)) and approximately RMB182 million in cash.

29.	OTHER SUPPLEMENTAL INFORMATION
The following items are charged (credited) to the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Import tariffs	15,224	56,857	104,598
Research and development costs	235,177	479,928	191,433
Foreign exchange (gains) losses, net	(21,487)	6,011	(120)
Provision for impairments of property, plant and equipment	48,299	10,000	6,027
Provision for doubtful debts and write off of bad debts	55,703	55,292	4,825

30.	SEGMENT INFORMATION
SFAS No. 131 establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.
The Group began manufacturing and selling Zhonghua sedans and BMW sedans, respectively, which are managed separately because each of them represents a strategic business unit that serves a different market in the automobile industry. Therefore, the Group’s reportable operating segments consist of i) manufacture and sale of minibuses and automotive components; ii) manufacture and sale of Zhonghua sedans; and iii) manufacture and sale of BMW sedans.
The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies. The Group evaluates performance based on stand-alone operating segment net income and generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. The Group’s activities are conducted predominantly in the PRC. Accordingly, no geographical segmentation analysis is provided.
The Group’s credit risk primarily consists of receivables from a variety of customers including state and local agencies, municipalities and private industries. The Group had one customer and its affiliates (see Note 25(f)) that accounted for more than ten percent of revenues. The Group reviews its accounts receivable and provides estimates of allowances as deemed necessary.

Business segments — 2005

	Manufacture and sale of	Manufacture and	Manufacture and
	minibuses and	sale of Zhonghua	sale of BMW
	automotive components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenues from reportable segments	4,837,379	863,140	—	5,700,519
Elimination of intersegment revenues	(231,529)	—	—	(231,529)

Revenues from external customers	4,605,850	863,140	—	5,468,990

Segment (loss) income before taxation and minority interests	(190,107)	(980,264)	32,250	(1,138,121)

Unallocated amounts — corporate expenses				(57,281)

Income before taxation and minority interests				(1,195,402)

Segment assets as of December 31, 2005	9,207,757	4,531,308	615,304	14,354,369

Unallocated amounts — corporate assets				337,936

Total assets as of December 31, 2005				14,692,305

Other disclosures:
Depreciation of fixed assets	257,112	142,632	—	399,744
Amortization of long-term land lease prepayments	3,021	865	—	3,886
Amortization on intangible assets	4,883	199,126	—	204,009
Impairment of equity method goodwill (Note 13)	179,030	—	—	179,030
Impairment of goodwill in a subsidiary (Note 14)	78,690	—	—	78,690
Interest income	59,339	850	—	60,189
Interest expense	171,842	10,512	—	182,354
Capital expenditure	183,786	401,886	—	585,672
Equity in earnings of associated companies and jointly controlled entities	(11,642)	28,387	32,250	48,995
Equity method goodwill (Note 13)	164,753	31,983	—	196,736
Goodwill (Note 14)	339,710	—	—	339,710

Business segments — 2004

	Manufacture and sale	Manufacture and	Manufacture and
	of minibuses and	sale of Zhonghua	sale of BMW
	automotive components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenues from reportable segments	5,546,263	1,324,572	—	6,870,835
Elimination of intersegment revenues	(328,837)	—	—	(328,837)

Revenues from external customers	5,217,426	1,324,572	—	6,541,998

Segment income (loss) before taxation and minority interests	423,966	(882,174)	18,562	(439,646)

Unallocated amounts — corporate expenses				(87,241)

Income before taxation and minority interests				(526,887)

Segment assets as of December 31, 2004	11,848,130	5,268,699	588,455	17,705,284

Unallocated amounts — corporate assets				71,142

Total assets as of December 31, 2004				17,776,426

Other disclosures:
Depreciation of fixed assets	202,731	162,907	—	365,638
Amortization of long-term land lease prepayments	2,369	—	—	2,369
Amortization on intangible assets	905	225,136	—	226,041
Impairment of equity method goodwill (Note 13)	47,320	—	—	47,320
Interest income	56,716	2,084	—	58,800
Interest expense	169,075	13,383	—	182,458
Capital expenditure	221,838	699,031	—	920,869
Equity in earnings of associated companies and jointly controlled entities	49,845	57,854	18,562	126,261
Equity method goodwill (Note 13)	343,783	31,983	—	375,766
Goodwill (Note 14)	418,400	—	—	418,400

31.	ACCUMULATED OTHER COMPREHENSIVE INCOME
SFAS No. 130 requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net (loss) income and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the Group, comprehensive income consists primarily of unrealized gains and losses on marketable equity investments and foreign currency translation adjustments for the years ended December 31, 2005, 2004 and 2003.

	Unrealized gain (loss) on marketable	Foreign currency	Accumulative other
	available-for-sale securities	translation adjustments	comprehensive income
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2004	—	39,179	39,179
Current year change	28,468	—	28,468

Balance as of December 31, 2004	28,468	39,179	67,647

Current year change	(27,227)	—	(27,227)

Balance as of December 31, 2005	1,241	39,179	40,420

32.	COMPARATIVE FIGURES
Certain comparative figures in previous years have been reclassified to confirm to the fiscal 2005 presentation.

33.	APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors on April 21, 2006.

Annual General Meeting
June 23, 2006, 9:00 a.m.
Victoria Room I
Level 2
Four Seasons Hotel Hong Kong
8 Finance Street
Central
Hong Kong
Stock Exchange Listing
New York Stock Exchange
Trading Symbol: CBA
Hong Kong Stock Exchange
Stock Code: 1114
The Annual Report on Form 20-F for Brilliance China Automotive Holdings Limited to be filed with the U.S. Securities and Exchange Commission will be available upon request. For a copy, please write or call Weber Shandwick Worldwide (HK) Ltd.
Company Secretary
Ms. Lam Yee Wah Eva
Group Offices
Brilliance China Automotive
Holdings Limited
Suites 1602—05
Chater House
8 Connaught Road Central
Hong Kong
Tel: (852) 2523-7227
Fax: (852) 2526-8472
Website:
www.brillianceauto.com
Shenyang Brilliance JinBei Automobile Co., Ltd.
No. 14, Shanzuizi Road
Dadong District
Shenyang, China
Counsel
Shearman & Sterling LLP
12th Floor
Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong
Tel: (852) 2978-8000
Fax: (852) 2978-8099
Auditors
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
34th Floor, The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong
Tel: (852) 2909-5555
Fax: (852) 2810-0032
New York Depositary,
Transfer Agent & Registrar
The Bank of New York
101 Barclay Street
New York, N.Y. 10286
United States of America
Shareholder Inquiries:
1-888-BNYADRS
E-mail: shareowner-svcs
@bankofny.com
Website: www.adrbny.com
Investor Relations
Weber Shandwick Worldwide
(HK) Ltd.
10th Floor, Oxford House
Taikoo Place
979 King’s Road
Quarry Bay
Hong Kong
Tel: (852) 2845-1008
Fax: (852) 2868-0224